March 14, 2006
Mr. William H. Demarest
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Tricell, Inc.
Form 8-K
Filed on February 22, 2006
File No. 0-50036
Dear Mr. Demarest:
     We received your letter dated February 23, 2006, containing comments on the above referenced document.
     We acknowledge that the adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant and that staff comment or changes in response to staff comment in the proposed disclosure in the above noted filing does not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Following please find the Company’s responses, numbered to correspond to each of your comments.
Form 8-K
1.	Please amend to specifically state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.
RESPONSE:
We amended our Form 8-K/A2 on March 10, 2006 to include the language requested by this comment #1.
2.	We note that on February 16, 2005 you appointed Whitley Penn as your new independent accountants. Please have your new independent accountant explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if Whitley Penn will qualify as the principle accountant.
RESPONSE:
Whitley Penn’s response to this comment #2 is attached as Exhibit A.
3.	When you file the amended Form 8-K, Please include a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K/A.
RESPONSE:
We filed this letter with our Form 8-K/A on February 24, 2006, and subsequently filed an updated letter with our Form 8-K/A2 filed on March 10, 2006.
     Please feel free to contact Mr. Kevin Woltjen at (214) 742-5555, Mr. Michael Bodwell at (972) 392-6622, or me if you have any questions or require any further information regarding these matters.
Sincerely,
/s/ Neil Pursell
Neil Pursell
Chief Financial Officer

EXHIBIT A
(Whitley Penn Letterhead)
March 2, 2006
Mr. William H. Demarest
Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Tricell, Inc.
Form 8-K
Filed February 22, 2006
File No. 0-50036
Mr. Demarest:
Tricell, Inc. (Tricell) has forwarded us your comment letter related to the above referenced Form 8-K. In response to your comment related to our firm and our performance of Tricell’s audit we are providing our response herein as requested.
Our firm’s plan related to the audit of Tricell’s international operations is as follows: All audit procedures will be completed by our firm’s audit professional staff, based out of our Dallas/Fort Worth, Texas offices, and our professional staff will complete audit fieldwork at Tricell’s offices in England. Tricell will have its statutory audits and tax compliance in England completed by an England based accounting firm, and the same firm will assist Tricell in completing its U.K. GAAP to U.S GAAP conversion and its consolidation, but will not complete any audit procedures related to the issuance of our opinion in accordance with U.S. GAAP and PCAOB audit standards. Based on the Company’s line of business, cell phone brokerage / distribution, we do not believe the geography of our firm and Tricell’s headquarters will hinder our procedures in any way, as our fieldwork will be completed by our professional staff on-site, including the partner and manager in charge of the engagement. Additionally, Tricell’s U.S. SEC legal counsel is also based out of Dallas, Texas.
If in the future audit professional staff are needed for specific / timely audit procedures in a country other than the U.S. Whitley Penn does have alliances with firms internationally that give us coverage similar to the largest international public accounting firms. Our firm is a member of GMN Enterprise, an organization of more than 110 public accounting firms throughout the world, and Nexia International, a network of independent accounting and consulting firms with member firms in 96 countries. Although at the current time we do not plan to use our international affiliates, we will in the future if deemed to be more effective and efficient. Our team that will work on the Tricell engagement has significant experience working with international companies located abroad.

Please feel free to contact me directly, 972.392.6622, if you have further concerns or questions that we could provide information related to our audit of Tricell.
Respectfully,

/s/ Michael R. Bodwell
Michael R. Bodwell
Partner
Assurance & Advisory Services

4